Exhibit 4.2

DESCRIPTION OF EVOFEM BIOSCIENCES, INC.’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2025, Evofem Biosciences, Inc. had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the Exchange Act): common stock, $0.0001 par value per share. The following description of our common stock is based on our certificate of incorporation, as amended and our bylaws, which are filed as exhibits to our Annual Report on Form 10-K and are incorporated by reference herein. In addition, we have provided a summary of the terms of our preferred stock, which is also based on our certificate of incorporation, certificate of designations and bylaws, because this summary may enable investors to understand the rights evidenced by our common stock. These summaries do not purport to be complete and are subject to and qualified by the provisions of our Certificate of Incorporation, our bylaws, and the applicable provisions of the Delaware General Corporation Law. We encourage you to read these for more information.

Unless the context otherwise requires, all references to “we”, “us”, the “Company”, or “Evofem” in this Exhibit refer to Evofem Biosciences, Inc.

DESCRIPTION OF CAPITAL STOCK

The following description of our common stock and preferred stock summarizes the material terms and provisions of our common stock and the preferred stock. For the complete terms of our common stock and preferred stock, please refer to our amended and restated certificate of incorporation, applicable certificates of designations and our amended and restated bylaws, each as amended to date, that are filed with the Annual Report on Form 10-K with which this exhibit is a part.

General

Our amended and restated certificate of incorporation authorizes us to issue up to 3,000,000,000 shares of common stock, $0.0001 par value per share, and 5,000,000 shares of preferred stock, $0.0001 par value per share.

Common Stock

Voting

Each holder of our common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Our amended and restated certificate of incorporation and amended and restated bylaws do not provide for cumulative voting rights. Because of this absence of cumulative voting, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they should so choose.

Dividends

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by our board of directors (our Board of Directors) out of legally available funds.

Liquidation

In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preferences that may be granted to the holders of any then outstanding shares of preferred stock.

Rights and Preferences

Holders of common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences, and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock, which we may designate and issue in the future.

Fully-paid

All the outstanding shares of our common stock are, and the shares of common stock issued upon the conversion of any securities convertible into our common stock will be, fully paid and non-assessable.

Stock Exchange Listing

Our common stock is quoted on The OTCID Basic Market (OTCID) under the symbol “EVFM.”

Preferred Stock

Our Board of Directors has the authority, without further action by the stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series and:

1.	to establish from time to time the number of shares to be included in each such series;
2.	to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon; and
3.	to increase or decrease the number of authorized shares of any such series (but not below the number of shares of such series then outstanding).

Our Board of Directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, delay, defer or prevent a change of control of the Company and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock.

Series E-1 Convertible Preferred Stock

The Company has designated a series of preferred stock as Series E-1 Convertible Preferred Stock pursuant to a Certificate of Designation, as amended and restated (the “Series E-1 Certificate of Designation”). The Series E-1 shares are convertible into shares of common stock at a stated conversion price, subject to adjustment as provided in the Series E-1 Certificate of Designation. The holders of Series E-1 shares vote together with the holders of common stock as a single class on an as-converted basis. The Series E-1 shares rank senior to the Company’s common stock and the Series F-1 preferred stock with respect to dividend rights and rights upon liquidation, dissolution, and winding up of the Company. Upon a liquidation event, holders of Series E-1 shares are entitled to receive a liquidation preference as specified in the Series E-1 Certificate of Designation, including a premium and/or value calculated by reference to a Black-Scholes methodology, before any distribution is made to holders of common stock. The Series E-1 shares accrue dividends at the rate specified in the Series E-1 Certificate of Designation, which may be payable in kind or in shares of common stock, at the Company’s election. The Series E-1 shares contain customary adjustment provisions, redemption provisions upon certain triggering events, and mandatory redemption provisions in the event of bankruptcy.

Series F-1 Convertible Preferred Stock

The Company has designated a series of preferred stock as Series F-1 Convertible Preferred Stock pursuant to a Certificate of Designation, as amended (“Series F-1 Certificate of Designation”). The Series F-1 shares are convertible into shares of common stock at a stated conversion price, subject to adjustment as provided in the Series F-1 Certificate of Designation. The Series F-1 shares are non-voting, except as otherwise required by law and rank senior to the Company’s common stock and junior to the Series E-1 preferred stock with respect to rights upon liquidation, dissolution, and winding up of the Company. Upon a liquidation event, holders of Series F-1 shares are entitled to receive a liquidation preference, including a premium and/or value determined pursuant to the Series F-1 Certificate of Designation, before any distribution is made to holders of common stock. The Series F-1 shares contain customary conversion adjustment provisions and redemption rights upon specified triggering events, as set forth in the Series F-1 Certificate of Designation.

Series G-1 Convertible Preferred Stock

The Company has designated a series of preferred stock as Series G-1 Convertible Preferred Stock pursuant to a Certificate of Designation (the “Series G-1 Certificate of Designation”). Each Series G-1 share has a stated value and is convertible into shares of common stock at a conversion price specified in the Certificate of Designation, subject to adjustment. Holders of Series G-1 shares vote together with the holders of common stock as a single class on an as-converted basis. The Series G-1 shares are entitled to dividends at the rate specified in the Certificate of Designation, which may be paid in shares of common stock or in kind as additional shares of Series G-1 preferred stock, at the Company’s election. The Series G-1 shares include alternative conversion provisions upon the occurrence of specified triggering events, and redemption provisions in the event of bankruptcy or other defined events, as described in the Series G-1 Certificate of Designation.

 Registration Rights

Certain holders of the Company’s securities, including securities convertible into or exercisable for shares of common stock, are parties to registration rights agreements with the Company. Pursuant to these agreements, the Company may be obligated, subject to specified conditions and limitations, to file registration statements under the Securities Act of 1933, as amended, covering the resale of shares of common stock issued or issuable upon conversion or exercise of such securities. These registration rights may include demand registration rights, piggyback registration rights, and, in certain circumstances, rights to require the Company to register securities on Form S-3 or another short-form registration statement, in each case subject to customary limitations and conditions. The Company is generally required to bear the registration expenses associated with such filings, other than underwriting discounts and commissions and certain other expenses of the selling securityholders. These registration rights do not affect the voting, dividend, liquidation, or other rights of the holders of the Company’s common stock.

Possible Anti-Takeover Effects of Delaware Law and Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Provisions of the DGCL and our amended and restated certificate of incorporation and amended and restated bylaws could make it more difficult to acquire the Company by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and takeover bids that our Board of Directors may consider inadequate and to encourage persons seeking to acquire control of the company to first negotiate with our Board of Directors. We believe that the benefits of increased protection of our ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure the company outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Classified Board

Our amended and restated certificate of incorporation and our amended and restated bylaws provide that our Board of Directors is divided into three classes, with each class serving staggered three-year terms. At each annual meeting of stockholders, directors are elected to succeed those directors whose terms then expire, and each such director serves for a three-year term and until his or her successor is duly elected and qualified. At any meeting of stockholders for the election of directors at which a quorum is present, the election will be determined by a plurality of the votes cast by the stockholders entitled to vote at the election. Under the classified board provisions, it would take at least two elections of directors for any individual or group to gain control of our Board of Directors. Accordingly, these provisions could discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to gain control of the Company.

Removal of Directors

Our amended and restated bylaws provide that our stockholders may only remove our directors with cause, as defined in the amended and restated bylaws.

Amendment

Our amended and restated certificate of incorporation and our amended and restated bylaws provide that the affirmative vote of the holders of at least 80% of our voting stock then outstanding is required to amend certain provisions relating to the number, term, election and removal of our directors, stockholder notice procedures, the calling of special meetings of stockholders and the indemnification of directors.

Size of Board and Vacancies

Our amended and restated bylaws provide that the number of directors on our Board of Directors is fixed exclusively by our Board of Directors. Newly created directorships resulting from any increase in our authorized number of directors will be filled by a majority of the members of our Board of Directors then in office, provided that a majority of the entire Board of Directors, or a quorum, is present and any vacancies in our Board of Directors resulting from death, resignation, retirement, disqualification, removal from office or other cause will be filled generally by the majority vote of our remaining directors in office, even if less than a quorum is present.

Special Stockholder Meetings

Our amended and restated certificate of incorporation provides that only the Chairman of our Board of Directors, our Chief Executive Officer or our Board of Directors pursuant to a resolution adopted by a majority of the total number of directors it would have if there were no vacancies may call special meetings of our stockholders.

Stockholder Action by Unanimous Written Consent

Our amended and restated certificate of incorporation expressly eliminates the right of our stockholders to act by written consent other than by unanimous written consent.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our amended and restated bylaws provide advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors other than nominations made by or at the direction of our Board of Directors or a committee of our Board of Directors.

No Cumulative Voting

The DGCL provides that stockholders are denied the right to cumulate votes in the election of directors unless our certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation does not provide for cumulative voting.

Undesignated Preferred Stock

The authority that is possessed by our Board of Directors to issue preferred stock could potentially be used to discourage attempts by third parties to obtain control of the company through a merger, tender offer, proxy contest, or otherwise by making it more difficult or more costly to obtain control of the company. Our Board of Directors may issue additional shares of preferred stock with voting rights or conversion rights that, if exercised, could adversely affect the voting power of the holders of common stock.

Authorized but Unissued Shares

Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without stockholder approval. We may use additional shares for a variety of purposes, including future public offerings to raise additional capital, to fund acquisitions and as employee compensation. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger or otherwise.

The above provisions may deter a hostile takeover or delay a change in control or management of the Company.

Transfer Agent and Registrar

The transfer agent and registrar for our capital stock is Pacific Stock Transfer Company. The transfer agent and the registrar’s address is 6725 Via Austi Pkwy, Suite 300, Las Vegas, NV 89119.